Ira S. Viener

CERTIFIED PUBLIC ACCOUNTANT

1275 Fifteenth Street, Suite 12J

Fort Lee, New Jersey 07024

Tel 917.647.2947

October 23, 2018

Mr. Joseph Collins, President

PunchFlix, Inc.

11705 Willake Street

Santa Fe Springs, California 90670

Mr. Collins,

I have compiled the accompanying Balance Sheet of PunchFlix, Inc. as of September 30th, 2018 in the accompanying prescribed form, in accordance with the standard established by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements and supplementary schedules information that is the representation of management. I have not audited or reviewed the financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Signature,

/s/ Ira S. Viener

Ira S. Viener